

07005823

SECU. ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Finance Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Mifflin Place, Suite 230 GGA
(No. and Street)

Cambridge (City) MA (State) 02138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Downing 617-547-7417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & COmpany CPAs PC
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300 (Address) Wakefield (City) MA (State) 01880 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
151
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph D. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Finance Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public



MARIE A. DOUCETTE
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MARCH 10, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONNESON & COMPANY CPAs PC

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

Members
General Finance Securities, LLC
Cambridge, Massachusetts

We have audited the accompanying balance sheets of General Finance Securities, LLC as of December 31, 2006 and 2005, and the related statements of operations, comprehensive income (loss), changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of General Finance Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

February 26, 2007

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

GENERAL FINANCE SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
CURRENT ASSETS:				
Cash and cash equivalents	$	6,264	$	10,308
Marketable securities		3,079		3,518
Total current assets		9,343		13,826
OTHER ASSETS:				
Investments		140		140
TOTAL ASSETS	$	9,483	$	13,966

LIABILITIES AND MEMBERS' CAPITAL

		2006		2005
CURRENT LIABILITIES:				
Accounts payable		2,000	$	2,675
TOTAL LIABILITIES		2,000		2,675
MEMBERS' CAPITAL				
Members' equity		5,704		9,073
Accumulated other comprehensive income (loss)		1,779		2,218
TOTAL MEMBERS' CAPITAL		7,483		11,291
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	9,483	$	13,966

See Notes to Financial Statements

END